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EXHIBIT 1

Financement-Québec

DESCRIPTION

This description of Financement-Québec is dated as of October 31, 2003 and appears as Exhibit 1 to Financement-Québec's Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2003.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (otherwise than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Financement-Québec.

Foreign Exchange

        Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for the major foreign currencies in which debt of Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	1999	2000	2001	2002	2003(1)
United States Dollar	$1.4858	$1.4852	$1.5484	$1.5704	$1.4294
Euro	1.5847	1.3704	1.3868	1.4832	1.5874

(1)
Monthly average through the end of September 2003.

Source: Bank of Canada.

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Financement-Québec and Québec ends March 31. "Fiscal 2003" and "2002-2003" refer to the fiscal year ending March 31, 2003 and, unless otherwise indicated, "2002" means the calendar year ended December 31, 2002. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

Financement-Québec

General

        Created in 1999 pursuant to An Act respecting Financement-Québec (R.S.Q., c. F-2.01), Financement-Québec is a corporation whose share capital is wholly owned by Québec. Its objective is to provide financial services to public organizations, in particular by granting loans to them and providing advice to facilitate their access to credit and minimize their cost of financing. Although Financement-Québec currently makes loans only to educational and health and social services entities, its enabling legislation also permits loans to municipalities or other organizations designated by the Government of Québec.

        Financement-Québec was created to assume some of the functions previously performed by the Financing Fund. The Financing Fund was established in 1991 to provide financing to certain public bodies that had formerly borrowed funds in their own names. These entities included educational and health and social services organizations as well as other public bodies such as municipalities.

        Following an accounting reform announced in 1998, the functions of the Financing Fund were limited to government organizations and enterprises whose results are consolidated in Québec's financial statements. Certain government entities and special funds continue to obtain financing from the Financing Fund. The loans to organizations not consolidated in Québec's financial statements were transferred to Financement-Québec.

        The address of Financement-Québec is 12 rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

Relationship with Québec

        Financement-Québec is a mandatary of Québec, the civil law equivalent of an agent, and is under the responsibility of the Minister of Finance (the "Minister"). Despite its status as a mandatary of Québec, Financement-Québec binds none but itself when it acts in its own name. The property of Financement-Québec forms part of the domain of Québec but execution of Financement-Québec's obligations may be levied against its property.

        Borrowings by Financement-Québec must be approved by the Government of Québec and it issues debt securities that are guaranteed by Québec.

        Financement-Québec is administered by a board of nine directors appointed by the Minister: five directors from the Ministère des Finances (Ministry of Finance); one representing each of the Ministère de l'Éducation (Ministry of Education), the Ministère de la Santé et des Services sociaux (Ministry of Health and Social Services) and the Ministère des Affaires municipales, du Sport et du Loisir (Ministry of Municipal Affairs, Sports and Recreation); and one outside director.

        Financement-Québec operates with the support and management expertise of the Ministère des Finances. Financement-Québec must periodically prepare an operating plan that must be approved by the Minister. The Minister may issue directives concerning the policy and general objectives to be pursued by Financement-Québec. These directives must be approved by the Government of Québec and, once approved, are binding on Financement-Québec.

        Financement-Québec's books and accounts are audited by the Auditor General and the audit report, together with the annual report of operations and complete financial statements, are submitted to the Minister.

Operations of Financement-Québec

        In addition to granting loans and providing financial advice to public entities in Québec, Financement-Québec may also develop and implement financing programs for them, manage their financial risks, in particular cash and currency risks, and provide them with technical services. These technical services may include financial analysis as well as management and investment of their funds. To date, Financement-Québec's activities primarily consist of granting loans.

        Loans made to public entities are to fund capital expenditures. Such capital expenditures must have been approved by the Government of Québec. In addition, Financement-Québec charges at the time of issuance of the loan a fee for its services.

        Financement-Québec reduces its financial risk associated with loans to educational and health and social services entities by obtaining a security interest on the subsidies which these organizations receive from the Government to cover the debt service of such loans. Furthermore, loans are made to the public entities with terms matched to the underlying liabilities of Financement-Québec.

        Sources of revenue to repay these loans come from transfers received by the public entity from Québec.

        Financement-Québec has outstanding loans to educational institutions, including school boards, colleges and universities and to health and social services entities, including hospitals, local community service centers and institutions for seniors. As of March 31, 2003, the total amount of outstanding loans was $7.3 billion. The proportion of total loans outstanding for each category of borrowers at that date was: school boards, 40%; colleges, 13%; universities and others, 11%; and health and social services, 36%.

        The operating plan for fiscal year 2004, as presented by Financement-Québec to the Minister, forecasts loans of $681 million to be granted to school boards, $200 million to colleges, $117 million to universities and $880 million to hospitals and other health and social services entities.

Sources of Funds

        Fiscal 2000 was a transition year for the Financing Fund and Financement-Québec. As of March 31, 2000, an amount of $3,706 million recorded as advances from Québec is made up of $502 million advanced to Financement-Québec by the Consolidated Revenue Fund and an amount of $3,204 million formerly advanced to the Financing Fund by the Consolidated Revenue Fund for making loans to establishments now served by Financement-Québec. These advances and loans were transferred to Financement-Québec during Fiscal 2000.

        As of March 31, 2003, funded debt for borrowings of Financement-Québec on financial markets in its own name, with the guarantee of Québec, amounted to $5,007 million. At the same date, advances from Québec to Financement-Québec amounted to $2,311 million.

Management

        Financement-Québec has a contract with the Ministère des Finances under which employees of the Ministère des Finances perform the operations of Financement-Québec.

        As noted above, the board of directors is appointed by the Minister and a Chief Executive Officer of Financement-Québec is designated by the Minister. The current composition of the board of directors of Financement-Québec is set forth below.

Table 1
Current composition of the board of directors

Name	Position with the Issuer	Position outside the Issuer
Clément D'Astous(1)	Chief Executive Officer and Chairman of the Board	Assistant Deputy Minister — Budgetary Policies Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, Canada G1R 5L3
Daniel Doyon	Vice Chairman of the Board and Executive Vice President	Director General — Financing Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, Canada G1R 5L3
Nathalie Parenteau	Vice President — Finance and Secretary	Director — Financing Fund Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, Canada G1R 5L3
Andrée Corriveau	Director	Chairman and Chief Executive Officer Centre Financier International de Montréal Cours Le Royer, 404 rue Saint-Dizier Montréal, Québec, Canada H2Y 3T3
Michel Beaudet	Director	Director — Treasury Operations Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, Canada G1R 5L3
Pierre Malouin	Director	Associate Deputy Minister Ministère de la Santé et des Services sociaux 1005 chemin Sainte-Foy, 7[e] étage Québec, Québec, Canada G1S 4N4
Jean Monfet	Director	Director — Municipal Financing Service Ministère des Affaires municipales, du Sport et du Loisir 10 rue Pierre-Olivier-Chauveau, 1er étage Québec, Québec, Canada G1R 4J3
Marie-Claude Desroches	Director	Director — Long-term Financing Ministère des Finances 12 rue Saint-Louis, 2[e] étage Québec, Québec, Canada G1R 5L3
Michelle Lapointe	Director	Director — Administration Ministère de l'Éducation 1035 rue de la Chevrotière, 27[e] étage Québec, Québec, Canada, G1R 5A5

(1)
Clément D'Astous is scheduled to resign by December 31, 2003 and be replaced by Bernard Turgeon, Associate Deputy Minister — Financing and Budgetary at the Ministère des Finances.

Financial Statements

        The data presented in the following tables were prepared by Financement-Québec from complete financial statements of Financement-Québec for fiscal years 2001, 2002 and 2003, which were audited by the Auditor General.

        Audited Financial Statements for Fiscal 2003 are included as Exhibit 2.

Income Statement

Table 2
Income Statement

	Results 2000-2001	Results 2001-2002	Results 2002-2003	Forecast 2003-2004
	(dollar amounts in thousands)
Net Interest Income
Interest on loans	$307,907	$376,083	$423,231	$449,018
Interest on advances from Québec and on borrowings	(305,572)	(375,672)	(416,397)	(444,632)

Sub Total(1)	2,335	411	6,834	4,386
Net Income From Management And Issuance Fees(2)	4,241	8,345	3,196	3,865

Total Income	$6,576	$8,756	$10,030	$8,251

Administration And Operating Expenses
Service agreement with the Ministère des Finances	$(553)	$(612)	$(569)	$(593)
Wages, salaries and allowances	(286)	(186)	(198)	(216)
Professional, administrative and other services	(58)	(80)	(296)	(91)

Total Expenditures	(897)	(878)	(1,063)	(900)

Net Earnings	$5,679	$7,878	$8,967	$7,351

Statement of Retained Earnings

Beginning Balance	$3,566	$9,245	$17,123	$26,090
Net income	5,679	7,878	8,967	7,351

Ending Balance	$9,245	$17,123	$26,090	$33,441

(1)
Net interest income increased in Fiscal 2003 to $6.8 million, from $0.4 million in Fiscal 2002, due to more borrowings at low variable interest rates, to advances from Québec with higher interest rates coming to term in late Fiscal 2002 and in Fiscal 2003 and to an overall increase in the spread between short-term and long-term interest rates. Based on a forecast presented by Financement-Québec to the Minister for 2003-2004 that assumes an anticipated narrowing of the spread between short and long-term interest rates over the next year, net interest income is budgeted to decrease to $4.4 million. The forecast for interest on loans and borrowings is based on the forecast of 7-year Québec bond rates for the long term portion of portfolio, which average is 5.7563% for 2003-2004, and 3-month Québec Treasury bill rates for the short term portion of portfolio, which average is 3.6056% for 2003-2004.

(2)
Net income from management and issuance fees in Fiscal 2003 fell to $3.2 million compared to $8.3 million in Fiscal 2002 because Financement-Québec used an above-average amount of internally generated funds for its lending in Fiscal 2002, decreasing management and issuance fees paid for that year. In Fiscal 2004, based on the forecast described in footnote (1) above, Financement-Québec expects net income from management and issuance fees to increase to $3.9 million as the observed issuance fees on borrowings during 2002-2003 were impacted negatively from pre-financing as at March 31, 2002 and other non-recurring items.

Balance Sheet

Table 3
Balance Sheet

	Results 2000-2001	Results 2001-2002		Results 2002-2003	Forecast 2003-2004
	(dollar amounts in thousands)
Assets
Loans	$5,051,570	$6,553,958		$7,324,929	$7,541,134
Other assets	219,501	134,484		211,889	145,747

Total Assets	$5,271,071	$6,688,442		$7,536,818	$7,686,881

Liabilities
Advances from Québec	$3,405,186	$3,300,826		$2,311,341	$1,761,956
Borrowings	1,687,400	3,179,726	(1)	5,007,100	5,717,409
Other liabilities(2)	159,240	180,767		182,287	164,075
Equity	19,245	27,123		36,090	43,441

Total Liabilities and Equity	$5,271,071	$6,688,442		$7,536,818	$7,686,881

Retained Earnings	$9,245	$17,123		$26,090	$33,441

(1)
Including $397 million of short-term debt as of March 31, 2002.

(2)
Represents accrued interest payable on borrowings and advances, bond discounts and premiums, accounts payable and deferred revenue.

Table 4
Maturities of Financement-Québec Assets and Funded Debt

Period ending March 31	Assets	Debt(1)
	Total in Canadian Dollars (dollar amounts in millions)
2004	$1,332.3	$1,425.5
2005	2.9	—
2006	590.0	742.9
2007	954.4	1,001.7
2008	227.1	395.5

2004 - 2008	3,106.7	3,565.6
2009 - 2013	3,293.9	3,286.1
2014 - 2018	826.0	309.4
2019 - 2023	74.1	157.3
2024 - 2028	24.2	—
2029 - 2041	—	—

	$7,324.9	$7,318.4

(1)
Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2003, after taking into account currency swap agreements.

Table 5
Share of Financement-Québec Assets and Funded Debt

	Period ending March 31, 2003
	Assets		Debt(1)
	$	%	$	%
	(dollar amounts in millions)
Fixed rates	$7,324.9	100.0	$6,714.5	91.7
Floating rates	0.0	0.0	603.9	8.3

	$7,324.9	100.0	$7,318.4	100.0

(1)
Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2003, after taking into account currency swap agreements.

Where You Can Find More Information

        This document appears as an exhibit to the annual report of Financement-Québec on Form 18-K for the fiscal year ended March 31, 2003 filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR through the Commission's website (http://www.sec.gov). Additional information with respect to Financement-Québec is available in the annual report or in other exhibits or amendments to the annual report. You may read and copy any document Financement-Québec files with the Commission at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20548. Please call the Commission's toll free number at 1-800-SEC-0330 if you need further information about the operation of the Commission's public reference rooms. In addition, you may request a copy of these filings at no cost from Financement-Québec, Ministère des Finances du Québec, Direction de l'émission des emprunts, 12 rue St-Louis, 2e étage, Québec, Québec, Canada, G1R 5L3. This document is also available on the Internet web site of the Ministère des Finances du Québec at http://www.finances.gouv.qc.ca. Such website is an inactive textual reference only and any information available on this website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

Forward Looking Statements

        Various statements made throughout this document are forward looking and contain information about financial results. The words "forecast", "preliminary estimate" and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Supplementary Information

        The following table indicates present or future characteristics of the funded debt guaranteed by Québec as of March 31, 2003. Previous characteristics are not indicated.

Table 6
Borrowings as of March 31, 2003

A)  Payable in Canadian Dollars

				Canadian Dollars
Maturity Date		Interest Payment Date(s)	Coupon (%)
	Issue Date(1)			Nominal Value	Book Value	CUSIP Number
2003-12-01	2000-07-20	06-01 & 12-01	6.25	$749,820,000	$750,171,551	317385-AA-0
2003-12-01	2000-08-14	06-01 & 12-01	Floating	130,000,000	130,000,470	317385-AB-8
2006-06-01	2000-08-16	06-01 & 12-01	6.30	998,180,000	1,008,231,980	317385-AC-6
2008-12-01	2001-04-09	06-01 & 12-01	5.75	1,105,500,000	1,123,388,123	317385-AE-2
2015-12-01	2000-09-01	06-01 & 12-01	6.25	309,400,000	306,889,167	317385-AD-4

				3,292,900,000	3,318,681,291
Adjustments relating to swap agreements				1,714,200,250	1,714,200,250

Total — Payable in Canadian Dollars				$5,007,100,250	$5,032,881,541

B)  Payable in foreign currency

Payable in US dollars

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value		Book Value		Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
2012-10-25	2002-10-25	04-25 & 10-25	5.00	US$	500,000,000	US$	496,325,037	782,000,000	317385-AF-9
Adjustments relating to swap agreements					(500,000,000)		(496,325,037)	(782,000,000)

Total — Payable in US dollars				US$	0	US$	0	0

Payable in Euro

Medium-Term Notes

				Foreign Currency Units
Maturity Date	Issue Date(1)	Interest Payment Date(s)	Coupon (%)	Nominal Value	Book Value	Equivalent in Canadian Dollars	CUSIP Number or ISIN Code
2008-12-03	2001-12-03	03-03, 06-03, 09-03 & 12-03	Floating	€650,000,000	€648,827,714	932,200,250	XS0139268758
Adjustments relating to swap agreements				(650,000,000)	(648,827,714)	(932,200,250)

Total — Payable in Euro				€0	€0	0

Total — Payable in foreign currencies						0

Total — Borrowings						$5,032,881,541

(1)
If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.

QuickLinks

EXHIBIT 1
Financement-Québec DESCRIPTION
  Table of Contents
  Foreign Exchange
  Financement-Québec
  Where You Can Find More Information
  Forward Looking Statements
  Supplementary Information